OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4 (Final Amendment))*

Fisher Communications, Inc.
(Name of Issuer)
Common Stock - Par Value $1.25
(Title of Class of Securities)
337756 20 9
(CUSIP Number)
Tim Austin, P.O. Box 53050 Bellevue, Washington 98015-3050 (425) 450-3307
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G
CUSIP No.	337756 20 9	(Amendment No. 4 (Final Amendment))	Page	2	of	6 pages

1	NAMES OF REPORTING PERSONS: George Fisher Warren, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,171

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

		4,171

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,171 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Less than 1%

12	TYPE OF REPORTING PERSON*:

	Individual

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Fisher Communications, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

101 Fourth Avenue N, Suite 510, Seattle, WA 98109

Item 2(a).	Name of Person Filing:

George F. Warren, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

272 Cline Road, Sequim, WA 98382

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $1.25 par value

Item 2(e).	CUSIP Number:

337756 20 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Not applicable.

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	4,171 Shares*
(b)	Percent of class:	Less than 1%*
(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	0 Shares
	(ii) Shared power to vote or to direct the vote	4,171 Shares*
	(iii) Sole power to dispose or to direct the disposition of	0 Shares
	(iv) Shared power to dispose or to direct the disposition of	4,171 Shares*
*The filing person previously filed a Schedule 13G reporting beneficial ownership of shares of the issuer held by the Lula Fisher Warren Trust, of which the undersigned filing person is a trustee, and the Warren Investment Company, of which the undersigned filing person is a director and an officer. The filing person has concluded that he should no longer be deemed the beneficial owner of shares held by the Lula Fisher Warren Trust and the Warren Investment Company and therefore shares of the issuer held by the Lula Fisher Warren Trust and the Warren Investment Company are omitted from this filing. The filing person jointly owns 4,171 shares of the issuer with his spouse.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
The filing person previously filed a Schedule 13G reporting beneficial ownership of shares of the issuer held by the Lula Fisher Warren Trust, of which the undersigned filing person is a trustee, and the Warren Investment Company, of which the undersigned filing person is a director and an officer. The filing person has concluded that he should no longer be deemed the beneficial owner of shares held by the Lula Fisher Warren Trust and the Warren Investment Company and therefore shares of the issuer held by the Lula Fisher Warren Trust and the Warren Investmetn Company are omitted from this filing.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.

Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 20, 2006

(Date)
/s/ George F. Warren, Jr

(Signature)
George F. Warren, Jr.

(Name/Title)